SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	English translation of Class II and Class III Negotiable obligations issuance authorization announcement.

2	Changes in Management structure and Market Relations Officer announcement.

Item 1

TRANSLATION

Buenos Aires, February 15th , 2010

To the

Buenos Aires Stock Exchange

Ref.: Class II and Class III

Negotiable obligations issuance authorization

The purpose of this letter is to comply with the requirements of the Regulations of the Buenos Aires Stock Exchange, Chapter VII, Article 23. We hereby inform you that the Board of Directors of the Company resolved, at its meeting held on February 15th , 2010, to approve the issuance of Class II and Class III negotiable obligations for an amount of ARS 100,000,000 (one hundred million Argentine pesos) and USD 50,000,000 (fifty million US Dollars), respectively, under our USD 1,000,000,000 (one billion US Dollars) Global Negotiable Obligations Program, which was authorized by the National Securities Commission by resolution No. 15,896, dated on June 5th, 2008, and by the Shareholders’ General Ordinary and Extraordinary Meeting held on January 8, 2008. Therefore, the Boards approval include the possibility of upgrade Class II and Class III issuance amount up to ARS 300,000,000 (three hundred million Argentine pesos) and USD 100,000,000 (one hundred million US Dollars).

Very truly yours,

By YPF S.A.

Guillermo Reda Market relations officer

Item 2

City of Buenos Aires, February 15th, 2010

Messrs.

Buenos Aires Stock Exchange

Ref.	Changes in Management structure and Market Relations Officer announcement

We inform you that The Board of Directors, in its meeting held on February 15th, 2010, has appointed Mr. Antonio Gomis Sáez as Assistant Director to the CEO, Mr. Ignacio C. Moran as Chief Operating Officer, Mr. Mauro Dacomo as General Counsel, Mr. Juan Bautista Ordoñez as Director of Institutional Affaires and Mr. Guillermo Reda as Chief Financial Officer and Market Relations Officer.

Sincerely yours,

Sebastián Eskenazi

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 16, 2010	By:	/s/ Ignacio C. Morán
	Name:	Ignacio C. Morán
	Title:	Chief Operating Officer